
agua bonita
real fruit aguas frescas
WOMEN OWNED
CERTIFIED BY | WOMEN'S BUSINESS ENTERPRISE NATIONAL COUNCIL
minority owned

INVEST IN **AGUA BONITA**

Real Fruit Aguas Frescas - Our culture, our way

drinkaguabonita.com Hanford, CA

Highlights

1. Available nationwide in retailers like Whole Foods, Target, Coscto, 7-Eleven and more.
2. Crossed $1M+ in lifetime revenue!
3. Grown from 200 retail stores to over 1000 retail stores, a 5x growth in the first 6 months of 2023
4. Investors include Cher, former PepsiCo executives, Pernod Ricard, and Latino & Climate focused funds

5 Diverse & minority employee workforce

Featured Investors

Anthony Moran
Syndicate Lead

Follow

Invested $2,500

"As someone that works in the California Ag industry, I understand just how vital farm workers are for America. To know that is one of the inspirations for Agua Bonita truly warms my heart. In a society where waste is so abundant, Agua Bonita does their part to combat this by using imperfect fruit. I've been lucky enough to know Kayla throughout the years. She's always had ambition and a good head on her shoulders. I believe in her and Agua Bonita!"

Other investors include LATVC, Supply Change Capital, Veritas Fund (Cher), Cedar Capital, Conviviality Ventures, Angel Investors

Our Founder



Kayla Castaneda Founder and CEO

Forbes 30 under 30 lister, Cartier global impact entrepreneur, Inc. Magazine 100 Female Founders lister, Tory Burch Foundation fellow, and CHCC Latina Business Woman of the Year.

The Agua Bonita Story

Watch **this not yet released film** to learn about our brand and it's impact


agua


real fruit aguas frescas
WOMEN OWNED
minority owned



Our Culture, Our Way.

- Agua Bonita makes better-for-you aguas frescas in bold & fun flavors.
- Aguas frescas are currently a $2B market in the US but are predominantly fountain versions or homemade.
- Agua Bonita offers one of the only premium ready-to-drink options in the category in a way that tastes good, is good for you, and good for people & the planet.

True category innovation that caters to a strong demographic with authenticity



Inspiration

My **family's** roots as **migrant farmerworkers** in Central CA, especially my **grandpa** who would **rescue extra ripe fruit** from the fields & make **aguas frescas**



Our Mission

To make products that taste good, are good for you, are good for the planet, and good for the community.



Our Vision

To become the **leading** better-for-you **Hispanic beverage brand in the world**

Current Product Lineup


NON-SPARKLING
agua bonita
real fruit agua fresca

Mango Habanero | **Hibiscus** | **Sweet Melon** | **Pineapple Cucumber** | **Watermelon Chile**


agua bonita

Our Culture,
Our Power.

- Latino consumers have $2.7T in spending power. We can dictate who the next billion dollar brands are.
- We're currently offered in 1300 doors & counting - a 5x growth in less than 6 months - a testament to the market wanting products like ours.

Women of color founders receive less than 1% of all VC funding. We've grown exponentially despite the disparity.

Key Accounts & Major Distributors

7-ELEVEN

WHOLE FOODS MARKET

Central Market

Google

THRIVE MARKET

UNFI

Core-Mark

KeHE

4K+ doors projected by 2024

The Evolution of a Winning Brand



2021

Launched our pilot DTC in Jan 2021 and sold out 3x without any marketing spend

Shipped **100K** units in year one



2022

Transitioned into retail, made product revisions, and participated in **retail accelerators**

Ended at 250+ locations with a path to expansion



2023

Store count is growing **10x to 2K doors**

National recognition of brand via retailers and partnerships


Minute Maid
AGUAS FRESCAS
HIBISCUS
agua bonita

We have one direct competitor.

- They use artificial sweeteners, colors, and only have 3% juice against our all natural and 15-30% real fruit juice flavors
- The **Arizona Iced Tea** **($600M)** vs **Pure Leaf Iced Tea** **($1B)** effect aka a cheaper product doesn't mean more revenue
- Their education efforts have only helped us positioning ourselves as a premium option for retailers

Their entrance into the space validated the category & boosted our sales

Why Agua Bonita is Better



80% Less Sugar, 100% Flavor

Traditional aguas frescas have up to **79g sugar per serving**

Agua bonita is convenient, **less than** 60 calories, & **no artificial ingredients**

Rescued Fruit & Community Impact

We use **real & rescued fruit** and





Sustainable packaging

1% back to supporting migrant farm workers



The Agua Bonita Team


Kayla Castañeda
Founder & CEO

10+ yrs food & beverage experience, including Coca-Cola and startup consulting helping to grow billion dollar brands


Meghan Ritchie
Head of Operations

Former operator with success growing to $4M/yr and self manufacturing & distributing nationally& internationally to Starbucks & more. 10+ yrs CPG experience including Poppi.


Vincent Biscaye
CFO

Founder of Step Two Advisors, Founder of BeyondSKU, Member of the Board at Nounos Creamery and Abby's Better


Dillon Johnson
Head of Content

Creative powerhouse with nearly 10yr experience specializing in branding and visual storytelling for brands incl. Target, Brew Dr., And URBN


Alejandro Corona
Head of Sales*

15+ yrs success in building brands such as Poppi, GT Kombucha & De La Calle's sales Dept from the ground up to generate profit & growth



Juan Galindo
Project Manager



April Robles
Operations Assistant



Ismael Castañeda
Merchandising & Warehousing



Karla Morfin
Partnerships

Key Investors & Advisors

L'attitude Ventures

Conviviality Ventures

Supply Change Capital

Cedar Capital



Cher



Al Carey
Former CEO of PepsiCO North America



Craig Musgrove
Former VP of Sales, PepsiCo North America



Marlo Guidice
Head of Sales, Partake Foods

Bonita Love

We listened to consumers and reformulated with them in mind. With hundreds of new reviews -- 90.7% being 4 out of 5 or above -- the changes were well received.

★★★★★

Yummy - This taste like a spicy mango margarita without the tequila. Would be really good as a mixer!

ANNETTE FROM ILLINOIS
THRIVE REVIEW

★★★★★

Such a perfect amount of flavor and natural fruit sweetness. But my favorite part is that they aren't carbonated!

STEPHANIE D.

★★★★★

The variety pack gives me the perfect amount to try them all. All the flavors were amazing and so fun and different. So excited for this brand!

DAISY F.

★★★★★

Great Flavor - I loved how juicy this beverage was, but not overtly sugar...you can tell it's a great quality product.

EMILY FROM MICHIGAN
THRIVE REVIEW

★★★★★

I really liked this. It's hard to find anything refreshing & tasty but without bubbles. I'm glad I stumbled upon this. Ordering more now!

AIMEE Z.

Creating the Category

$3.5b	$2.0b	$5.0b
Kombucha	Aguas Frescas (fountain versions)	Coconut Water

Similar to kombucha or coconut water, we have the chance to create a bonafide ready-to-drink category & a billion dollar brand



agua bonita

Our Culture, Our Community.

We want our community to be able to share in the upside of this growing business. We share a culture, let's share the success of a culture driven brand

Invest in Agua Bonita today!

https://wefunder.com/aguabonita